Correspondence

November 29, 2023

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	GHST World Inc. Form 10-K for the fiscal year ended June 30, 2023 File No. 000-31705

Ladies and Gentleman:

On behalf of GHST World Inc. (the “Company”), we hereby submit the response to the Comment Letter issued by the Staff of the Securities and Exchange Commission (“SEC”) dated November 17, 2023. Our response appears immediately below the comment contained in the Comment Letter. The Company has also filed Amendment No. 1 to the Annual Report on Form 10-K (the “Amendment”) to address the comment.

Form 10-K for the fiscal year ended June 30, 2023

Item 9A. Controls and Procedures, page 28

Comment 1. Please amend your filing to include management’s annual report on internal control over financial reporting. Refer to Item 308(a) of Regulation S-K.

Response: The Company has included in the Amendment an amended Item 9A of the Form 10-K which now includes management’s annual report on internal controls over financial reporting as required by Item 308(a) of Regulation S-K. The Company has added the disclosure under the caption “Management’s Annual Report on Internal Control over Financial Reporting” in Item 9A to allow the reader to identify where such report is located relative to the other disclosure in Item 9A.

Should the Staff have any questions or wish to discuss the foregoing response, please contact Constantine Christakis via telephone at 561-302-6158 or by email at cchristakis@nasonyeager.com.

Sincerely,

/s/ Constantine Christakis

NASON, YEAGER, GERSON,

HARRIS & FUMERO, P.A.